SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 31, 2005

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

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Directors’ Resignations

Buenos Aires, August 30, 2005.

Nta.GDAL n° 1448/05

COMISION NACIONAL DE VALORES

    Ref.: Directors’ Resignations

                ____________________________

Dear Sirs,

As Transportadora de Gas del Sur’s attorney in fact, I apprise you, as provided by the regulation in force, that, Mr. Kalil George Wasaff and Mr. Miguel Mendoza submitted their resignations based on personal motives as Directors as well as Mr. James Monroe submitted his resignation as Alternate Director to TGS’s Board of Directors in the meeting held yesterday.

Yours faithfully,

          Adrián E. Hubert

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Cristian Dougall
	Name:	Cristian Dougall
	Title:	Senior Legal Counsel